                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D



                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3    )*
                                           ------

                         TRANSATLANTIC HOLDINGS, INC.
- -------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
- -------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                 893521 10 4
       ---------------------------------------------------------------
                                (CUSIP NUMBER)

             WAYLAND M. MEAD, ACTING GENERAL COUNSEL
             AMERICAN INTERNATIONAL GROUP, INC.
             70 PINE STREET, NEW YORK, NEW YORK  10270  (212) 770-5121
- -------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                                MARCH 31, 1994
       ---------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acqusition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO. 893521 10 4                         PAGE    2     OF    8       PAGES
         ----------------------                   ----------  ------------


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AMERICAN INTERNATIONAL GROUP, INC.
       IRS NO. 13-2592361

2    CHECK THE APPRORIATE BOX IF A MERMBER OF A GROUP*                 (A) /  /
                                                                       (B) /  /

3    SEC USE ONLY


4    SOURCE OF FUNDS*

       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

       INCORPORATED IN THE STATE OF DELAWARE

                7    SOLE VOTING POWER

   NUMBER OF            2,808,212
    SHARES
 BENEFICIALLY   8    SHARED VOTING POWER
   OWNED BY
     EACH               7,828,568
  REPORTING
    PERSON      9    SOLE DISPOSITIVE POWER
     WITH
                        2,808,212

               10    SHARED DISPOSITIVE POWER

                        7,828,568

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,636,780

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        46.5%

14   TYPE OF REPORTING PERSON*

       HC, CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 OF 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    3   )*
                                          --------



                         TRANSATLANTIC HOLDINGS, INC.
    ----------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
    ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                 893521 10 4
    ----------------------------------------------------------------------
                                (CUSIP Number)


                 WAYLAND M. MEAD, ACTING GENERAL COUNSEL
                 AMERICAN INTERNATIONAL GROUP, INC.
                 70 PINE STREET, NEW YORK, NEW YORK  10270  (212) 770-5121
    ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                MARCH 31, 1994
    ----------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule becasue of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 3 OF 8 PAGES

                                 SCHEDULE 13D


CUSIP NO.  893521 10 4                    PAGE     4     OF     8     PAGES
          -------------                        ---------    ---------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN HOME ASSURANCE COMPANY
        IRS ID# 13-5124990


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)  /  /
                                                           (b)  /  /

 3   SEC USE ONLY




 4   SOURCE OF FUNDS*

        WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                /  /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF NEW YORK


                 7   SOLE VOTING POWER


   NUMBER OF     8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY             7,828,568
    OWNED BY
      EACH       9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON
      WITH      10    SHARED DISPOSITIVE POWER

                           7,828,568


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,828,568


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                                                                /  /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.2%

14  TYPE OF REPORTING PERSON*

        IC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 OF 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   Security and Issuer.

     This statement relates to the common stock, par value $1.00 per share ("Common Stock"), of Transatlantic Holdings, Inc., a Delaware corporation ("Company"). This statement amends the statement on Schedule 13D dated August 13, 1991, Amendment No. 1 to such Schedule 13D dated November 3, 1993 and Amendment No. 2 to such Schedule 13D dated March 4, 1994 (hereinafter collectively referred to as the "Schedule 13D") previously filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly owned subsidiary, American Home Assurance Company, a New York corporation ("AHAC"). The principal executive offices of the Company are located at 80 Pine Street, New York, New York 10005.


ITEM 2.   Identity and Background.

     (a) through (c). This statement is filed by AIG on behalf of itself and its wholly owned subsidiary, AHAC. AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG, through its subsidiaries, also conducts financial services activities and agency and fee operations. AHAC is a multiple line, insurance company which writes substantially all lines of property and casualty insurance in each state of the United States and abroad. The principal executive offices of AIG and AHAC are located at 70 Pine Street, New York, New York 10270.

     Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation ("The Starr Foundation"), a New York not-for-profit corporation, and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 15.9%, 3.7% and 2.4%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270. The directors and officers ("Covered Persons") of AIG, AHAC, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in Exhibit B attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Manton and Milton who are British subjects, Mr. Colayco who is a Philippine subject and Mr. Cohen who is a Canadian subject.





                               Page 5 of 8 Pages

     (d) through (e). During the last five years, none of AIG, AHAC, SICO, The Starr Foundation and Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.   Source and Amount of Funds or Other Consideration.

     During the period from November 4, 1993 through March 31, 1994, AIG purchased 309,300 additional shares of Common Stock for an aggregate purchase price of $14,451,654.50. AIG used its available working capital to purchase the shares of Common Stock.


ITEM 4.   Purpose of Transaction.

     The purpose of the acquisition of the Common Stock, as described in Item 5 below, was investment. The relationship between AIG and the Company is more fully described in the Prospectus dated June 15, 1990 ("Prospectus"), included in the Company's Registration Statement (File No. 33-34433), as filed with the Securities and Exchange Commission in connection with the initial public offering of the Common Stock, and which is incorporated herein by reference in its entirety. AIG and AHAC continually review their investment in the Company and, if their evaluation of market conditions, applicable regulatory requirements, and the Company's business prospects and future developments is favorable, may from time to time, determine to increase their equity position in the Company. The purchases of Common Stock by AIG described in paragraphs
(a) through (b) of Item 5 below were made by AIG after the completion of such evaluations.


ITEM 5.   Interest in Securities of Issuer.

     (a) through (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 to Schedule 13D and is based upon the number of Common Stock outstanding on January 31, 1993 as contained in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1993.

     (c). Since November 4, 1993, AIG required 250,000 shares of Common Stock as follows:





                               Page 6 of 8 Pages

     Date      Number of Shares Purchased     Avg. Price Per Share
     ----      --------------------------     --------------------
     11/22/93             59,300                   $50.125
     3/1/94               61,400                    46.25
     3/2/94               30,000                    45.708
     3/3/94               58,600                    45.945
     3/4/94               31,000                    45.50
     3/7/94               69,000                    49.875

All transactions described above were made in open market transactions. AIG, AHAC, SICO and Starr, and, to the best of AIG's and AHAC's knowledge, the Covered Persons, have not engaged in any transactions in Common Stock within the past 60 days other than those transactions described above.

     (d) through (e).  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings & Relationships With Respect to Securities of the Issuer.

     Contracts, arrangements, understandings and relationships with respect to securities of the Company consist of (i) the Stock Exchange Agreement dated as of August 13, 1991 by and between AIG and The Lambert Brussels Financial Corporation, a Delaware corporation, a copy of which was originally filed as Exhibit A to the Schedule 13D filed by AIG on August 13, 1991 and which is incorporated herein by reference in its entirety.


ITEM 7.   Material to be Filed as Exhibits.

     (a) Agreement of Joint Filing dated as of August 13, 1991 by and between American International Group, Inc. and American Home Assurance Company.

     (b) List of Directors and Executive Officers of AIG, AHAC, SICO, The Starr Foundation and Starr.





                               Page 7 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 31, 1994



                               AMERICAN INTERNATIONAL GROUP, INC.


                               By: /s/ Kathleen E. Shannon
                                   ------------------------
                                   Kathleen E. Shannon
                                   Vice President and Secretary


                               AMERICAN HOME ASSURANCE COMPANY


                               By: /s/ Edward E. Matthews
                                   -----------------------
                                   Edward E. Matthews
                                   Senior Vice President - Finance





                               Page 8 of 8 Pages

                                EXHIBIT INDEX



  EXHIBIT                       DESCRIPTION
  -------                       -----------
   (a) Agreement of Joint Filing dated as of August 13, 1991 by and between American International Group, Inc. and American Home Assurance Company.

   (b) List of Directors and Executive Officers of AIG, AHAC, SICO, The Starr Foundation and Starr.